UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS

MEETING HELD ON APRIL 30, 2014

DATE, TIME AND PLACE:

April 30, 2014 at 18:00, at the main place of business of Banco Santander (Brasil) S.A. ("Company" or “Santander”).

ATTENDANCE:

Via videoconference, all members of the Board of Directors of the Company, namely: Mr. Celso Clemente Giacometti - Chairman of the Board of Directors; Jesús María Zabalza Lotina - Vice - Chairman of the Board of Directors; and Directors, Mr. Conrado Engel, José de Paiva Ferreira, José Antonio Alvarez Alvarez, José Manuel Tejon Borrajo and Mrs. Viviane Senna Lalli and Marília Artimonte Rocca.

CALL NOTICE:

Waived due to the presence of all members of the Board of Directors.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

Examine, discuss and decide on the establishment, in accordance with articles 14 , § 6° and 17, XXIX of the Company's Bylaws, of the independent special committee ("Special Independent Committee") responsible for advising the Board of Directors to review and prepare manifestation on the voluntary exchange offer ("Exchange Offer") of certificates of deposit of shares ("Units") or common shares or preferred shares of the Company by Brazilian Depositary Receipts (“BDR”) or American Depositary Shares ("ADSs") representing common shares of Banco Santander, S.A. ("Santander Spain"), according to the  intention to carry the Exchange Offer manifested by Santander Spain and widely disseminated to the market through the Relevant Fact Notice of the Company dated as of April 29, 2014.

[Free English Translation]

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Passing to the agenda, after examination and discussion of that matter, the Board of Directors of the Company approved the establishment of the Special Independent Committee, in accordance with Articles 14, § 6° and 17, XXIX of the Company's Bylaws with the following responsibilities: (a) advise the Board of Directors in the evaluation and demonstration to be issued pursuant to item 5.8 - Opinion of the Board of Directors, of the Rules of Level 2 Corporate Governance segment of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros ("Level 2") and submission of the Schedule 14D -9 under the Securities Exchange Act of 1934 of the United States of America, (a.i) on the appropriateness and timeliness of the Exchange Offer as to the interest of the shareholders of the Company and the liquidity of the securities of the Company subject to the Exchange Offer, (a.ii) on the impact of the Exchange Offer on the Company's interests; (a.iii) as the strategic plans announced by Santander Spain in relation to the Company; and (a.iv) to other points as they consider appropriate; and (b) advise the Board on the selection and presentation of the list of three institutions or specialized firms able to determine the economic value of the Company as defined in the Rules of Level 2, for submission to the Company´s shareholders meeting. The Special Independent Committee may request the Executive Board to hire financial, legal and other experts as it deems appropriate to perform its duties as well as to request its financial advisors the issuance fairness opinions. The Special Independent Committee shall be composed of the following four (4) members of the Board of Directors: Mr. Celso Clemente Giacometti, Chairman of the Board and Independent Director; Mr. Jesús María Zabalza Lotina, Vice - Chairman of the Board of Directors; Mrs. Viviane Senna Lalli, Independent Director; and Mrs. Marilia Artimonte Rocca, Independent Director.

CLOSING:
Nothing else matters to discuss, the Meeting was closed and these minutes, which were read and approved will be signed by the members of the  Board and the Secretary. São Paulo, April 30, 2014. Board Members: Mr. Celso Clemente Giacometti - Chairman of the Board of Directors; Jesús María Zabalza Lotina – Vice-Chairman of the Board of Directors; and Directors, Mr. Conrado Engel, José de Paiva Ferreira, José Antonio Alvarez Alvarez, José Manuel Tejon Borrajo and Mrs. Viviane Senna Lalli and Marília Artimonte Rocca. Marco Antônio Martins de Araújo Filho - Secretary.

[Free English Translation]

I hereby certify that this is a true copy of the minutes recorded in the Book of Minutes of the Board of Directors of the Company.

_______________________________________
Marco Antônio Martins de Araújo Filho
Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 30, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer